FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This press release is not and must not, directly or indirectly, be distributed or made public in Australia, Canada, Japan or South Africa. The Offer is not being made to persons in those jurisdictions or elsewhere where their participation requires further offer documents, filings or other measures in addition to those required by Swedish law

Media Contact:	Investor Contact:
Allison Wagda	Anne Marie McCauley
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2070 or +1 650.906.6320	+1 650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT OBTAINS ACCEPTANCE LEVEL TO INITIATE COMPULSORY
REDEMPTION OF ALL OF THE SHARES OF PROTECT DATA

RAMAT-GAN, Israel, and STOCKHOLM, Sweden, – January 22, 2007 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced that it has obtained approximately 92.4 percent of the shares of Protect Data AB (publ) (PROT.ST).

Following the completion and extension of its cash tender offer to acquire Protect Data on January 11, 2007, Check Point has acquired an additional 1,241,400 shares, or 5.4 percent, of Protect Data in the market and through acceptance of the extended offer. Check Point has acted through its wholly-owned subsidiary C.P.S.T. Sweden Holdings AB.

Together with shares and warrants previously acquired through the tender offer, Check Point’s holding in Protect Data amounts to 21,253,634 shares and 104,700 warrants. On a fully diluted basis, the shares and warrants represent approximately 92.4 percent of the shares and votes of Protect Data. 1

Today, Monday, January 22, 2007, is the last day to accept Check Point’s offer. Settlement of valid acceptances received by the end of today is expected to commence on or about February 1, 2007.

Check Point will continue to buy shares in the market at the offer price of SEK 187 per share, and will initiate a compulsory redemption procedure to acquire the remaining shares and warrants in Protect Data as soon as possible. Check Point will also initiate a delisting of the shares in Protect Data from the Stockholm Stock Exchange.

1 Exclusive of 495,045 warrants held by Protect Data related to the US Stock Option Plan. Assuming all vested stock options and thereto underlying warrants are exercised, the shares and warrants held by Check Point represent 91.7 percent of the shares and votes of Protect Data.

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Forward-looking statements
This press release and related offer documentation may contain forward-looking statements. These statements appear throughout such documentation and are not guarantees of future performance and are subject to inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements about the expected future business of Protect Data, Check Point and/or Check Point Holdings resulting from and following the Offer. These statements reflect Protect Data’s or Check Point Holdings’ respective management’s current expectations based upon information currently available to them and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control. Actual results could differ materially from those expressed or implied in such forward-looking statements as a result of a number of factors, including: the parties may not be able to achieve all of the benefits of the transaction within the expected time frames or at all; Check Point may experience unanticipated expenses in connection with the acquisition; Check Point may not be able to successfully integrate Pointsec’s operations into those of Check Point and may experience a loss of customers, employees and business disruption; and other factors described in Check Point’s Report on Form 20-F for the year ended December 31, 2005 which is on file with the Securities and Exchange Commission. Any such forward-looking statements speak only as of the date on which they are made and neither Check Point, Check Point Holdings nor Protect Data undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, consumer Internet security and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm Internet Security Suite and additional consumer security solutions are among the highest rated in the industry today, proactively protecting millions of people from hackers, spyware, viruses and identity theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of thousands of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

About Protect Data AB (publ) and Pointsec Mobile Technologies AB
Pointsec is a worldwide provider of mobile device security – with the most customers deployed, highest level of certification and more complete device coverage than any other company. Pointsec delivers a trusted solution for automatic data encryption that guarantees proven protection at the most vulnerable point where sensitive enterprise data is stored – on mobile devices. By securing sensitive information stored on laptops, PDAs, smartphones, and removable media, enterprises and government organizations can protect and enhance their image, minimize risk, shield confidential data, guard information assets, and strengthen public and shareholder confidence. Pointsec’s customers include enterprises and government organizations around the world. The company has operations in 14 countries and is represented through partners on all continents. Pointsec can be found on the web at: www.pointsec.com.

Stockholm headquartered Protect Data AB (publ) (PROT.ST) was founded in 1988, and is listed on the Stockholm Stock Exchange since 1997. The company has its full business focus on its wholly owned subsidiary, Pointsec Mobile Technologies AB. For more information, please visit Protect Data at: www.protectdata.com.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 22, 2007	CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

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